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Nicholas-Applegate Convertible & Income Fund II 		Annual Shareholder
August 31, 2008 (unaudited)				        Meeting Results



The Fund held its annual meeting of shareholders on July 23,2008. Common/Preferred shareholders voted as indicated below.






                                                                 Withheld
                                                 Affirmative     Authority
Re-election of John J. Dalessandro II*
	Class II to serve until 2011                  14,703         1,052

Re-election of R. Peter Sullivan III
	Class II to serve until 2011              50,576,096     1,019,046

Election of Diana L. Taylor
        Class II to serve until 2011              50,591,181     1,003,961



Messrs. Paul Belica, Robert E. Connor*, Hans W. Kertess and William B. Ogden, IV continue to serve as Trustees. Mr. John J. Dalessandro II served as a Class II Trustee of the Fund until his death on September 14, 2008.

*Preferred Shares Trustee


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